SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)1

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAMES OF REPORTING PERSONS
Thomas H. Lee Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
23,737,858

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
23,737,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
23,737,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
35.0%

14	TYPE OF REPORTING PERSON
OO

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

13D
1	NAMES OF REPORTING PERSONS
THL Managers VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
30,006

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
30,006

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
30,006

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
Less than 0.1%

14	TYPE OF REPORTING PERSON
OO

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

13D
1	NAMES OF REPORTING PERSONS
Thomas H. Lee Equity Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
13,056,740

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
13,056,740

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
13,056,740

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
19.3%

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

13D
1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
8,841,330

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
8,841,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
8,841,330

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
13.1%

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

13D
1	NAMES OF REPORTING PERSONS
Thomas H. Lee Parallel (DT) Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
1,544,404

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
1,544,404

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
1,544,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
2.3%

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

13D
1	NAMES OF REPORTING PERSONS
THL Equity Fund VI Investors (MoneyGram), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
48,881

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
48,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
48,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
Less than 0.1%

14	TYPE OF REPORTING PERSON
OO

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

13D
1	NAMES OF REPORTING PERSONS
THL Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
37,296

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
37,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
37,296

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
Less than 0.1%

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

13D
1	NAMES OF REPORTING PERSONS
THL Operating Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
45,950

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
45,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
45,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
Less than 0.1%

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

13D
1	NAMES OF REPORTING PERSONS
Great-West Investors L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
66,638

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
66,638

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
66,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
0.1%

14	TYPE OF REPORTING PERSON
PN

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

13D
1	NAMES OF REPORTING PERSONS
Putnam Investments Employees’ Securities Company III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-

	8	SHARED VOTING POWER*
66,613

	9	SOLE DISPOSITIVE POWER*
-0-

	10	SHARED DISPOSITIVE POWER*
66,613

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
66,613

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*†
0.1%

14	TYPE OF REPORTING PERSON
OO

*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 67,733,817 (which is the sum of (i) 58,823,567 shares of Common Stock outstanding as of January 26, 2017, and (ii) 8,910,250 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 71,282 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding as of January 26, 2017, in each case (i) and (ii) as set forth in the Agreement and Plan of Merger, dated as of January 26, 2017, by and among the Issuer, Alipay (UK) Limited, and Matrix Acquisition Corp., filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on January 26, 2017.

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008, as amended on March 9, 2011, May 9, 2011, May 23, 2011, November 16, 2011, November 23, 2011, December 22, 2011, February 21, 2012 and April 9, 2014 relating to the common stock, par value $0.01 per share, of the Company (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 9 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On January 26, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alipay (UK) Limited, a United Kingdom limited company (“Parent”), and Matrix Acquisition Corp., a Delaware corporation and subsidiary of Parent (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger and continuing as a wholly owned subsidiary of Parent.

Concurrently with the execution and delivery of the Merger Agreement, the Funds, the THL Coinvest Entities and THL Managers VI, LLC (“Managers VI” and, collectively, with the Funds and the THL Coinvest Entities, the “Stockholders”) entered into a Voting and Support Agreement (the “Voting Agreement”) with the Company and Parent pursuant to which, among other things and subject to certain limited exceptions, the Stockholders agreed to vote all of the shares of Common Stock owned beneficially or of record by the Stockholders (including any shares of Common Stock over which the Stockholders subsequently acquire beneficial or record ownership, collectively, the “Covered Shares”) as follows: (i) in favor of the adoption of the Merger Agreement, (ii) against any Company Acquisition Proposal (as defined below) or any other proposal made in opposition to, in competition with or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (iii) against any other action, agreement or proposal that could reasonably be expected to delay, postpone or adversely affect consummation of the Merger and the other transactions contemplated by the Merger Agreement.  “Company Acquisition Proposal” means any inquiry, proposal or offer from any person or “group” (as defined in or under Section 13(d) of the Exchange Act) (other than Parent or any of its subsidiaries) relating to, or that could reasonably be expected to lead to, any direct or indirect (a) acquisition, purchase or sale of a business or assets that constitute 20% or more of the consolidated business, revenues, net income or assets (including stock of the Company’s subsidiaries) of the Company and its subsidiaries, (b) merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving (i) the Company or (ii) one or more subsidiaries of the Company representing 20% or more of the consolidated business, revenues, net income or assets of the Company and its subsidiaries, (c) purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Company or any of its subsidiaries that, if consummated, would result in any person (or the stockholders of such person) or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning securities representing 20% or more of the equity or total voting power of the Company, any of its subsidiaries or the surviving parent entity in such transaction or (d) any public announcement of a proposal, plan or intention to do any of the foregoing or any contract to engage in any of the foregoing.

Each Stockholder also irrevocably appointed the officers of Parent, each of their respective successors, and any other person designated in writing by Parent as such Stockholder’s proxy and attorney-in-fact to vote the Covered Shares in accordance with the Voting Agreement, solely to the extent such Stockholder fails to be counted as present or fails to vote all of such Stockholder’s Covered Shares in accordance with the Voting Agreement.

The Voting Agreement prohibits the Stockholders from, among other things, selling, assigning, encumbering, pledging, hypothecating, loaning, disposing or otherwise transferring the Covered Shares without the prior written consent of Parent. In addition, each Stockholder also agreed, among other things, not to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate the submission of any inquiries, proposals or offers that constitute or would be reasonably expected to lead to any Company Acquisition Proposal as well as to promptly notify Parent of their receipt of any Company Acquisition Proposal (or any proposal or offer that constitutes or could reasonably be expected to lead to a Company Acquisition Proposal).  The Stockholders also waived all rights they may have with respect to appraisal under Section 262 of the General Corporation Law of the State of Delaware with respect to the Covered Shares in connection with the Merger Agreement and transactions contemplated thereby.

The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the valid termination of the Merger Agreement in accordance with its terms and (iii) the date of any amendment, modification, change or waiver of any provision of the Merger Agreement that reduces the amount or changes the form of the consideration to be received for each share of Common Stock in the Merger (other than adjustments in accordance with the terms of the Merger Agreement).

The descriptions of the Merger Agreement and Voting Agreement and the transactions contemplated thereby contained in this Amendment No. 9 do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of such agreements. A copy of the Merger Agreement is incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 26, 2017. A copy of the Voting Agreement is incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 26, 2017.

Item 5.	Interest in Securities of the Company.

Item 5 (a) - (b) and (c) is hereby amended and restated in its entirety with the following:

“(a) - (b)

The response to Item 4 is incorporated herein by reference.  The ownership percentages set forth in this Item 5 include both (i) ownership percentages including the Common Stock issuable upon conversion of the Series D Stock (which Series D Stock, subject to certain exceptions, is non-voting) in the outstanding number of shares of Common Stock (referred to herein as the “Deemed Outstanding”) and (ii) ownership percentages calculated excluding the Common Stock issuable upon conversion of the Series D Stock from the total number of shares of Common Stock outstanding (referred to herein as the “Actually Outstanding”).

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 23,737,858 shares, which constitute 35.0% of the Deemed Outstanding Common Stock and 40.4% of the Actually Outstanding Common Stock.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein. Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors does not disclaim beneficial ownership of shares held by the THL Coinvest Entities, (2) Putnam Holdings does not disclaim beneficial ownership of shares held by Putnam, and (3) Great-West does not disclaim beneficial ownership of shares held by Putnam and Putnam Holdings.

Equity Fund has direct beneficial ownership of 13,056,740 shares, or 19.3% of the Deemed Outstanding Common Stock and 22.2% of the Actually Outstanding Common Stock. Equity Fund may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

Parallel Fund has direct beneficial ownership of 8,841,330 shares, or 13.1% of the Deemed Outstanding Common Stock and 15.0% of the Actually Outstanding Common Stock. Parallel Fund may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

DT Fund has direct beneficial ownership of 1,544,404 shares, or 2.3% of the Deemed Outstanding Common Stock and 2.6% of the Actually Outstanding Common Stock. DT Fund may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

Fund VI (MG) has direct beneficial ownership of 48,881 shares, or less than 0.1% of the Deemed Outstanding Common Stock and less than 0.1% of the Actually Outstanding Common Stock. Fund VI (MG) may be deemed to share with Advisors and Advisors VI voting and dispositive power with respect to such Common Stock.

Coinvestment Fund has direct beneficial ownership of 37,296 shares, or less than 0.1% of the Deemed Outstanding Common Stock and less than 0.1% of the Actually Outstanding Common Stock. Coinvestment Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Operating Partners has direct beneficial ownership of 45,950 shares, or less than 0.1% of the Deemed Outstanding Common Stock and less than 0.1% of the Actually Outstanding Common Stock. Operating Partners may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Managers VI has direct beneficial ownership of 30,006 shares, or less than 0.1% of the Deemed Outstanding Common Stock and less than 0.1% of the Actually Outstanding Common Stock. Managers VI may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Putnam III has direct beneficial ownership of 66,613 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock. Putnam III may be deemed to share with Great-West and Advisors voting and dispositive power with respect to such Common Stock.

Great-West has direct beneficial ownership of 66,638 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock, and indirectly controls Putnam III, so may be deemed to have an indirect beneficial ownership of 66,613 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock; such shares aggregate to 133,251 shares of Common Stock, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock. Great-West may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Advisors, (1) as the general partner of the sole member of Advisors VI, which is the general partner of the Funds and the manager of Fund VI (MG), (2) as the general partner of the general partner of Coinvestment Fund and Operating Partners, and (3) pursuant to the terms of the Fourth Amended and Restated Limited Partnership Agreement of Thomas H. Lee Equity Fund VI, L.P., which requires Great-West and Putnam to dispose of its shares of stock pro rata with the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 23,737,858 shares, which constitute 35.0% of the Deemed Outstanding Common Stock and 40.4% of the Actually Outstanding Common Stock.

As a result of the matters described in Item 4 of the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act with Goldman Sachs. The Reporting Persons disclaim beneficial ownership of the stock held by Goldman Sachs. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by Goldman Sachs for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c) Except as described in this Amendment No. 9, there have been no transactions by the Reporting Persons in securities of the Company during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Company during the past sixty days.”

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information contained in Item 4 of this Amendment No. 9 to the end thereof.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following additional exhibit:

The Voting and Support Agreement, dated as of January 26, 2017, by and among Alipay (UK) Limited, the Funds, the THL Coinvest Entities, Managers VI and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 26, 2017).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2017

THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.
By:	THL Equity Advisors VI, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL FUND VI, L.P.
By:	THL Equity Advisors VI, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.
By:	THL Equity Advisors VI, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL COINVESTMENT PARTNERS, L.P.
By:	Thomas H. Lee Partners, L.P., its general partner
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL OPERATING PARTNERS, L.P.
By:	Thomas H. Lee Partners, L.P., its general partner
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL EQUITY FUND VI INVESTORS (MONEYGRAM), LLC
By:	THL Equity Advisors VI, LLC, its manager
By:	Thomas H. Lee Partners, L.P., its general partner
By:	Thomas H. Lee Advisors, LLC, its attorney-in-fact
By:	THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL MANAGERS VI, LLC
By:	Thomas H. Lee Partners, L.P., its managing member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

GREAT-WEST INVESTORS, L.P.
By:	Thomas H. Lee Advisors, LLC, its attorney-in-fact
By:	THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III LLC
By:	Putnam Investments Holdings, LLC, its managing member
By:	Putnam Investments, LLC, its managing member
By:	Thomas H. Lee Advisors, LLC, its attorney-in-fact
By:	THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director